GAF FIBERGLASS CORPORATION
                                 1361 ALPS ROAD
                                 WAYNE, NJ 07470
                                 (973) 628-3000




January 31, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


               RE: GAF FIBERGLASS Corporation; Registration Statement on Form S-4, filed OCTOBER 7, 2004 (File No. 333-119608-09) FORM RW- APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

         GAF Fiberglass Corporation, a Delaware corporation (the "Registrant"), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw itself as a registrant from the Registration Statement on Form S-4 (Registration No. 333-119608-09) (the "Registration Statement"). This request is solely for the Registrant's withdrawal and not for the Registration Statement itself or for any of the other registrants thereunder. The Registration Statement was originally filed with the Securities and Exchange Commission (the "SEC") on October 7, 2004.

         The Registrant is requesting the withdrawal of itself from the Registration Statement because the filing by the Registrant was made in error. The Registration Statement has not been declared effective by the SEC and none of the Registrant's securities were sold pursuant to the Registration Statement.

         Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of itself from the Registration Statement be issued by the SEC as soon as reasonably possible.

         Please forward copies of the order consenting to the withdrawal of the Registrant from the Registration Statement to the undersigned via facsimile at
(973) 628-3229 and via mail to c/o GAF Fiberglass Corporation, 1361 Alps Road, Wayne, NJ 07470 and to Michael Lubowitz, Esq. of Weil, Gotshal & Manges LLP, via fax at (212) 310-8007 and via mail to Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153.

         If you have any questions regarding this application for withdrawal, please do not hesitate to contact Michael Lubowitz at Weil, Gotshal & Manges LLP, outside counsel to the Registrant, at (212) 310-8566.

                                 Sincerely,

                                 GAF FIBERGLASS CORPORATION

                               By:        /s/ Richard A. Weinberg
                                   ----------------------------------
                                 Name:    Richard A. Weinberg
                                 Title:   Executive Vice President and General
                                          Counsel